Exhibit 99.2

Encana Corporation

Management’s Discussion and Analysis

For the period ended September 30, 2016

(Prepared in U.S. Dollars)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited interim Condensed Consolidated Financial Statements for the period ended September 30, 2016 (“Interim Condensed Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2015.

The Interim Condensed Consolidated Financial Statements and comparative information have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollars, except where another currency has been indicated. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars; however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards. The term “liquids” is used to represent oil, natural gas liquids (“NGLs” or “NGL”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. This document is dated November 2, 2016.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Operating Earnings (Loss); Cash Flow; Free Cash Flow; Upstream Operating Cash Flow, excluding Hedging; Operating Netback; Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Further information regarding these measures can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Net Earnings (Loss) to Operating Earnings (Loss), and of Cash from Operating Activities to Cash Flow and Free Cash Flow.

The following volumetric measures may be abbreviated throughout this MD&A: thousand cubic feet (“Mcf”); million cubic feet (“MMcf”) per day (“MMcf/d”); barrel (“bbl”); thousand barrels (“Mbbls”) per day (“Mbbls/d”); barrels of oil equivalent (“BOE”) per day (“BOE/d”); thousand barrels of oil equivalent (“MBOE”) per day (“MBOE/d”); million British thermal units (“MMBtu”).

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements and Oil and Gas Information.

Encana Corporation	1	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays producing natural gas, oil and NGLs. Encana is committed to growing long-term shareholder value through a disciplined focus on generating profitable growth. The Company is pursuing the key business objectives of balancing its commodity portfolio, focusing capital investments in a limited number of core, high return and scalable projects, maintaining portfolio flexibility to respond to changing market conditions, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength.

Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through play optimization. The Company’s resource play hub model utilizes highly integrated production facilities to develop resources by drilling multiple wells from central pad sites. Capital and operating efficiencies are achieved through repeatable operations, optimizing equipment and processes and by applying continuous improvement techniques.

Encana hedges a portion of its expected natural gas, oil and NGLs production volumes. The Company’s hedging program reduces volatility and helps sustain revenues and Operating Netbacks during periods of lower prices. Further information on the Company’s commodity price positions as at September 30, 2016 can be found in the Results Overview section of this MD&A and in Note 19 to the Interim Condensed Consolidated Financial Statements.

Additional information on expected results can be found in Encana’s Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

Reportable Segments

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

●

Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada. Plays in Canada primarily include: Montney in northern British Columbia and northwest Alberta; Duvernay in west central Alberta; Wheatland in southern Alberta; and Deep Panuke located offshore Nova Scotia.

●

USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. Plays in the U.S. primarily include: Eagle Ford in south Texas; Permian in west Texas; San Juan in northwest New Mexico; and Piceance in northwest Colorado. The DJ Basin in northern Colorado was included in USA Operations until the divestiture of these assets on July 29, 2016.

●

Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product to provide operational flexibility and cost mitigation for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instruments relate.

Comparative figures for 2015 have been updated to present property taxes and certain other levied charges within production, mineral and other taxes. Further information regarding the reclassification can be found in the Results of Operations section of this MD&A.

Encana Corporation	2	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Core Four Assets

Encana continually reviews and evaluates its strategy and capital investment plans in response to changing market conditions. In the current commodity price environment, Encana is focused on accelerating growth from high return scalable projects, referred to as the Core Four Assets, comprising Montney, Duvernay, Eagle Ford and Permian.

●

Montney development is focused on exploiting natural gas and condensate in the deep basin of the Montney formation, exclusively using horizontal well technology and the application of multi-stage hydraulic fracturing. Encana has access to natural gas processing, gathering and compression capacity under contract with third parties, as well as ownership interest in additional processing plants in the play.

●

Duvernay development is focused on exploiting shale gas and condensate in the Duvernay formation using horizontal well technology with pad drilling and the application of the resource play hub model. Encana holds ownership interest in natural gas processing plants and gathering and compression capacity in the play.

●

Eagle Ford development is focused on exploiting tight oil in the thickest portion of the Eagle Ford shale located in the Karnes Trough, using horizontal wells drilled with tighter cluster spacing and the resource play hub model to optimize well and completions design. Encana’s position is located in an area with easy access to oil markets via pipeline or truck. The Company also has access to natural gas gathering and processing capacity under contract with third parties.

●

Permian development is focused on exploiting oil in the Midland basin, where properties are characterized by multiple producing horizons which can accommodate multiple completions per well with the potential for both vertical and horizontal drilling. Encana has focused development using horizontal well technology and multi-well horizontal pad drilling to maximize resource recovery and minimize developmental footprint. The play has an established transportation infrastructure for easy access to markets via pipeline or truck.

For additional information on the Core Four Assets, please refer to Encana’s Annual Information Form for the year ended December 31, 2015 (“AIF”).

Encana Corporation	3	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Results Overview

Highlights

In the three months ended September 30, 2016, Encana reported:

●	Net Earnings of $317 million and Operating Earnings of $32 million. Net Earnings includes an after-tax gain on divestitures of $288 million.

●	Cash From Operating Activities of $186 million and Cash Flow of $252 million.

●

Average realized natural gas prices, including financial hedges, of $2.02 per Mcf. Average realized oil prices, including financial hedges, of $52.79 per bbl. Average realized NGL prices, including financial hedges, of $25.99 per bbl.

●	Average natural gas production volumes of 1,326 MMcf/d and average oil and NGL production volumes of 117.0 Mbbls/d.

●	Dividends paid of $0.015 per share.

In the nine months ended September 30, 2016, Encana reported:

●

Net Loss of $663 million and an Operating Loss of $9 million. Net Loss includes after-tax non-cash ceiling test impairments of $938 million, an after-tax unrealized hedging loss of $313 million, an after-tax gain on divestitures of $287 million and an after-tax non-operating foreign exchange gain of $209 million.

●	Cash From Operating Activities of $426 million and Cash Flow of $536 million.

●

Average realized natural gas prices, including financial hedges, of $2.02 per Mcf. Average realized oil prices, including financial hedges, of $48.06 per bbl. Average realized NGL prices, including financial hedges, of $21.97 per bbl.

●	Average natural gas production volumes of 1,420 MMcf/d and average oil and NGL production volumes of 126.5 Mbbls/d.

●	Dividends paid of $0.045 per share.

●	Cash and cash equivalents of $766 million at period end.

Significant developments for the Company during the nine months ended September 30, 2016 included the following:

●

Announced a public offering (the “2016 Share Offering”) of 107,000,000 common shares of Encana at a price of $9.35 per common share, as well as an over-allotment option (the “Over-Allotment Option”) granted to the underwriters to purchase up to an additional 16,050,000 shares at a price of $9.35 per common share. The 2016 Share Offering was completed on September 23, 2016 for gross proceeds to Encana of approximately $1.0 billion. The Over-Allotment Option was subsequently exercised in full on October 4, 2016 for additional gross proceeds of approximately $150 million, bringing the aggregate gross proceeds to approximately $1.15 billion.

●

Closed the sale of the Company’s DJ Basin assets in Colorado to Crestone Peak Resources Holdings LLC on July 29, 2016 for proceeds of approximately $628 million, after closing and other adjustments. The transaction had an effective date of April 1, 2015.

●

Closed the sale of the Company’s Gordondale assets in Montney in northwestern Alberta to Birchcliff Energy Ltd. on July 28, 2016 for proceeds of approximately C$603 million, after closing adjustments. The transaction had an effective date of January 1, 2016.

Encana Corporation	4	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

●

Completed tender offers (collectively, the “Tender Offers”) announced in March 2016 for certain of the Company’s outstanding senior notes (collectively, the “Notes”) and accepted for purchase $489 million of Notes. The Company paid an aggregate amount of $406 million, including accrued and unpaid interest of $6 million and an early tender premium of $14 million, which resulted in the recognition of a net gain on the early debt retirement of $89 million, before tax.

●

Completed workforce reductions announced in February 2016 to better align staffing levels and the organizational structure with the Company’s reduced capital spending program as a result of the current low commodity price environment, incurring restructuring charges of approximately $33 million. Including the impact of the sale of the DJ Basin assets during the third quarter of 2016, Encana reduced its workforce by approximately 20 percent in 2016.

Encana Corporation	5	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Financial Results

	Nine months ended September 30		2016			2015				2014
($ millions, except as indicated)	2016	2015	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Net Earnings (Loss)	$(663)	$(4,553)	$317	$(601)	$(379)	$(612)	$(1,236)	$(1,610)	$(1,707)	$198
$ per share - basic & diluted	(0.78)	(5.59)	0.37	(0.71)	(0.45)	(0.72)	(1.47)	(1.91)	(2.25)	0.27

Operating Earnings (Loss) (1), (2)	(9)	(172)	32	89	(130)	111	(24)	(167)	19	35
$ per share - diluted	(0.01)	(0.21)	0.04	0.10	(0.15)	0.13	(0.03)	(0.20)	0.03	0.05

Cash Flow (1)	536	1,047	252	182	102	383	371	181	495	377
$ per share - diluted	0.63	1.29	0.29	0.21	0.12	0.45	0.44	0.22	0.65	0.51

Revenues, Net of Royalties	2,096	3,391	979	364	753	1,031	1,312	830	1,249	2,254

Realized Hedging Gain (Loss), before tax	354	614	54	129	171	287	213	161	240	124
Unrealized Hedging Gain (Loss), before tax	(465)	(241)	41	(451)	(55)	(90)	173	(278)	(136)	489

Upstream Operating Cash Flow	984	1,712	374	330	280	552	531	479	702	821
Upstream Operating Cash Flow, excluding Hedging (1)	626	1,083	319	204	103	261	314	315	454	694

Capital Investment	779	1,952	205	215	359	280	473	743	736	857
Net Acquisitions & (Divestitures) (3)	(1,044)	(1,077)	(1,040)	1	(5)	(761)	(99)	(140)	(838)	50

Cash From Operating Activities	426	1,233	186	83	157	448	453	298	482	261
Free Cash Flow (1)	(243)	(905)	47	(33)	(257)	103	(102)	(562)	(241)	(480)

Ceiling Test Impairments, after tax	(938)	(3,616)	-	(331)	(607)	(514)	(1,066)	(1,328)	(1,222)	-
Gain (Loss) on Divestitures, after tax	287	9	288	(1)	-	-	(2)	1	10	(11)

Production Volumes
Natural Gas (MMcf/d)	1,420	1,656	1,326	1,418	1,516	1,571	1,547	1,568	1,857	1,861
Oil & NGLs (Mbbls/d)
Oil	76.1	85.8	69.1	78.9	80.5	90.6	91.9	86.2	79.2	68.8
NGLs	50.4	43.7	47.9	53.1	50.3	54.4	48.5	41.1	41.5	37.6
Total Oil & NGLs	126.5	129.5	117.0	132.0	130.8	145.0	140.4	127.3	120.7	106.4
Total Production (MBOE/d)	363.1	405.6	338.0	368.3	383.4	406.8	398.3	388.7	430.1	416.7

Production Mix (%)
Natural Gas	65	68	65	64	66	64	65	67	72	74
Oil & NGLs	35	32	35	36	34	36	35	33	28	26

(1)	A non-GAAP measure, which is defined in the Non-GAAP Measures section of this MD&A.
(2)	In Q2 2015, organizational structure changes were formalized which resulted in a revision to the Q1 2015 Operating Earnings to exclude restructuring charges incurred in the first quarter.
(3)	Excludes the impact of the Athlon Energy Inc. acquisition during Q4 2014. Further information can be found in the Company’s annual MD&A for the year ended December 31, 2015.

Encana Corporation	6	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Factors Impacting Quarterly Net Earnings

Encana’s quarterly net earnings can be significantly impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates, ceiling test impairments and gains or losses on divestitures, which are provided in the Financial Results table and the Prices and Foreign Exchange Rates table within this MD&A. Quarterly net earnings are also impacted by Encana’s interim income tax expense calculated using the estimated annual effective income tax rate and a gain on debt retirement as discussed in the Other Operating Results section of this MD&A, as well as by divestiture transactions as discussed in the Net Capital Investment section of this MD&A.

Ceiling Test Impairments

Under full cost accounting, the carrying amount of Encana’s natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly. Ceiling test impairments are recognized when the capitalized costs, net of accumulated depletion and the related deferred income taxes, exceed the sum of the estimated after-tax future net cash flows from proved reserves as calculated under Securities and Exchange Commission (“SEC”) requirements using the 12-month average trailing prices and discounted at 10 percent.

The Company did not recognize ceiling test impairments in the third quarter of 2016. In the first nine months of 2016, the Company recognized after-tax non-cash ceiling test impairments of $361 million in the Canadian Operations and $577 million in the USA Operations. The non-cash ceiling test impairments primarily resulted from the decline in the 12-month average trailing prices. Further declines in the 12-month average trailing prices could reduce proved reserves volumes and values and result in the recognition of future ceiling test impairments.

Future ceiling test impairments are difficult to reasonably predict and depend on commodity prices, as well as changes to reserves estimates, future development costs, capitalized costs, unproved property costs and acquisitions. Proceeds received from upstream divestitures are generally deducted from the Company’s capitalized costs and can reduce the likelihood of ceiling test impairments.

The Company has calculated the estimated effects that certain price changes would have had on its ceiling test impairments for the nine months ended September 30, 2016. Using the average of the price on the first day of each month from the most recent nine months ended September 30, 2016 and commodity futures prices for the three months ended December 31, 2016, the 12-month average trailing prices for the nine months ended September 30, 2016 would have been $42.83 per bbl for WTI, C$52.36 per bbl for Edmonton Light Sweet, $2.49 per MMBtu for Henry Hub, and C$2.10 per MMBtu for AECO. Based on these estimated prices, while holding all other inputs and assumptions in the ceiling test constant, no additional impairments would have been recognized for the Canadian and USA Operations at September 30, 2016. Due to uncertainties in estimating proved reserves, the resulting implications may not be indicative of Encana’s future development plans, operating or financial results.

The Company believes that the discounted after-tax future net cash flows from proved reserves required to be used in the ceiling test calculation are not indicative of the fair market value of Encana’s natural gas and oil properties or the future net cash flows expected to be generated from such properties. The discounted after-tax future net cash flows do not consider the fair market value of unamortized unproved properties, or probable or possible natural gas and liquids reserves. In addition, there is no consideration given to the effect of future changes in commodity prices. Encana manages its business using estimates of reserves and resources based on forecast prices and costs.

Encana Corporation	7	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Three months ended September 30, 2016 versus September 30, 2015

Net Earnings in the third quarter of 2016 were $317 million compared to a Net Loss of $1,236 million in 2015 due to the items discussed in the Operating Earnings and Cash Flow sections below. Net Earnings in the third quarter of 2016 were also impacted by lower after-tax non-cash ceiling test impairments, an after-tax gain on divestitures, a lower after-tax non-operating foreign exchange loss, a lower after-tax unrealized hedging gain and changes in deferred tax.

Operating Earnings in the third quarter of 2016 were $32 million compared to an Operating Loss of $24 million in 2015 due to lower depreciation, depletion and amortization (“DD&A”), foreign exchange gains on settlements and long-term compensation costs as a result of the increase in the Encana share price, as well as the items discussed in the Cash Flow section below. Operating Earnings excludes restructuring charges as described in the Non-GAAP Measures section of this MD&A.

Cash from operating activities of $186 million decreased $267 million compared to 2015 primarily due to changes in non-cash working capital as well as the items discussed in the Cash Flow section below.

Cash Flow of $252 million decreased $119 million compared to 2015 and was impacted by the following significant items:

●

Average realized natural gas prices, excluding financial hedges, of $2.15 per Mcf decreased $0.45 per Mcf from 2015 primarily reflecting a lower AECO benchmark price. Lower realized natural gas prices decreased revenues $51 million. Average realized liquids prices, excluding financial hedges, of $35.31 per bbl increased $0.79 per bbl from 2015 primarily reflecting a shift in the NGL production mix to higher value condensate, partially offset by lower oil benchmark prices. Higher realized liquids prices increased revenues $11 million.

●

Average natural gas production volumes of 1,326 MMcf/d decreased 221 MMcf/d from 2015 primarily due to divestitures and natural declines, partially offset by successful drilling programs in Montney and Duvernay and higher production from Deep Panuke. Lower natural gas volumes decreased revenues $57 million. Average oil and NGL production volumes of 117.0 Mbbls/d decreased 23.4 Mbbls/d from 2015 primarily due to divestitures, natural declines, and a reduced capital program in Eagle Ford, partially offset by successful drilling programs in the Core Four Assets. Lower oil and NGL volumes decreased revenues $77 million.

●	Realized financial hedging gains before tax were $54 million compared to $213 million in 2015.

●

Production, mineral and other taxes decreased $18 million primarily due to divestures in the USA Operations, lower natural gas production volumes in Piceance, and lower oil and NGL production volumes in Eagle Ford.

●

Transportation and processing expense decreased $115 million primarily due to the expiration and renegotiation of certain transportation contracts and divestitures, partially offset by higher liquids processing fees in Montney and Duvernay.

●

Operating expense decreased $36 million. Excluding non-cash long-term compensation costs of $25 million, operating expense decreased $61 million primarily due to lower activity in the USA Operations, the sale of Haynesville natural gas assets in the fourth quarter of 2015 and cost-saving initiatives.

●

Administrative expense increased $30 million. Excluding non-cash long-term compensation costs of $48 million, administrative expense decreased $18 million primarily due to lower restructuring costs and lower salaries and benefits as a result of a lower headcount, partially offset by third party payments relating to previously divested assets.

Encana Corporation	8	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Nine months ended September 30, 2016 versus September 30, 2015

Net Loss in the first nine months of 2016 was $663 million compared to $4,553 million in 2015 due to the items discussed in the Operating Earnings and Cash Flow sections below. Net Loss in the first nine months of 2016 was also impacted by lower after-tax non-cash ceiling test impairments, an after-tax non-operating foreign exchange gain, a higher after-tax gain on divestures, a higher after-tax unrealized hedging loss, an after-tax gain on debt retirement, and changes in deferred tax.

Operating Loss in the first nine months of 2016 was $9 million compared to $172 million in 2015 primarily due to the items discussed in the Cash Flow section below. Operating Loss in first nine months of 2016 was also impacted by lower DD&A, foreign exchange gains on settlements, long-term compensation costs as a result of the increase in the Encana share price and changes in deferred tax. Operating Earnings excludes restructuring charges as described in the Non-GAAP Measures section of this MD&A.

Cash from operating activities of $426 million decreased $807 million compared to 2015 primarily due to the items discussed in the Cash Flow section below as well as changes in non-cash working capital.

Cash Flow of $536 million decreased $511 million compared to 2015 and was impacted by the following significant items:

●

Average realized natural gas prices, excluding financial hedges, of $1.73 per Mcf decreased $1.14 per Mcf from 2015 reflecting lower benchmark prices. Lower realized natural gas prices decreased revenues $458 million. Average realized liquids prices, excluding financial hedges, of $30.70 per bbl decreased $6.75 per bbl from 2015 reflecting lower benchmark prices. Lower realized liquids prices decreased revenues $229 million.

●

Average natural gas production volumes of 1,420 MMcf/d decreased 236 MMcf/d from 2015 primarily due to divestitures, natural declines, and lower production from Deep Panuke, partially offset by successful drilling programs in Montney and Duvernay. Lower natural gas volumes decreased revenues $167 million. Average oil and NGL production volumes of 126.5 Mbbls/d decreased 3.0 Mbbls/d from 2015 primarily due to natural declines, divestitures, and a reduced capital program in Eagle Ford, partially offset by successful drilling programs in the Core Four Assets. Lower oil and NGL volumes decreased revenues $30 million.

●	Realized financial hedging gains before tax were $354 million compared to $614 million in 2015.

●	Production, mineral and other taxes decreased $40 million primarily due to divestures in the USA Operations and lower oil and NGL production volumes in Eagle Ford, San Juan and Piceance.

●

Transportation and processing expense decreased $239 million primarily due to the expiration and renegotiation of certain transportation contracts, divestitures, lower activity in Other Upstream Operations and the lower U.S./Canadian dollar exchange rate, partially offset by higher gathering and processing fees in Montney and Duvernay.

●

Operating expense decreased $106 million. Excluding non-cash long-term compensation costs of $32 million, operating expense decreased $138 million primarily due to lower activity in the USA Operations, cost-saving initiatives and divestitures.

●

Administrative expense increased $14 million. Excluding non-cash long-term compensation costs of $66 million, administrative expense decreased $52 million primarily due to lower restructuring costs, lower salaries and benefits as a result of a lower headcount, lower office costs and the lower U.S./Canadian dollar exchange rate.

●

Interest expense decreased $199 million primarily due to a one-time payment of $165 million in the second quarter of 2015 associated with the April 2015 early debt redemptions as well as lower interest on debt following these redemptions and the March 2016 early debt retirement.

Encana Corporation	9	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Prices and Foreign Exchange Rates

	Nine months ended September 30		2016			2015				2014
(average for the period)	2016	2015	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Encana Realized Pricing
Including Hedging
Natural Gas ($/Mcf)	$2.02	$4.04	$2.02	$1.86	$2.18	$3.43	$3.71	$3.52	$4.78	$4.16
Oil & NGLs ($/bbl)
Oil	48.06	49.64	52.79	48.65	43.38	49.77	49.38	53.08	46.17	80.38
NGLs	21.97	21.78	25.99	23.34	16.63	21.36	19.57	24.28	21.92	40.87
Total Oil & NGLs	37.66	40.24	41.82	38.47	33.09	39.11	39.09	43.78	37.83	66.40
Total ($/BOE)	21.03	29.36	22.38	20.98	19.89	27.19	28.17	28.53	31.24	35.55

Excluding Hedging
Natural Gas ($/Mcf)	1.73	2.87	2.15	1.35	1.73	2.13	2.60	2.37	3.53	3.94
Oil & NGLs ($/bbl)
Oil	36.47	45.43	41.70	40.65	27.84	37.48	42.40	53.15	40.53	66.38
NGLs	21.98	21.78	26.09	23.29	16.63	21.36	19.57	24.28	21.92	40.87
Total Oil & NGLs	30.70	37.45	35.31	33.67	23.53	31.43	34.52	43.83	34.13	57.35
Total ($/BOE)	17.48	23.68	20.64	17.29	14.85	19.44	22.26	23.90	24.82	32.25

Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	2.29	2.80	2.81	1.95	2.09	2.27	2.77	2.64	2.98	4.00
AECO (C$/Mcf)	1.85	2.81	2.20	1.25	2.11	2.65	2.80	2.67	2.95	4.01
Algonquin City Gate ($/MMBtu)	2.85	5.31	2.82	2.44	3.28	3.05	2.37	2.24	11.41	4.99
Basis Differential ($/MMBtu)
AECO/NYMEX	0.90	0.56	1.12	0.98	0.56	0.27	0.61	0.50	0.57	0.44

Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	41.33	51.00	44.94	45.59	33.45	42.18	46.43	57.94	48.64	73.15
Edmonton Light Sweet (C$/bbl)	50.11	58.63	54.80	54.73	40.80	52.95	56.23	67.71	51.94	75.69

Foreign Exchange
Average U.S./Canadian Dollar Exchange Rate (US$ per C$1)	0.757	0.794	0.766	0.776	0.728	0.749	0.764	0.813	0.806	0.881

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In the third quarter of 2016 compared to 2015, Encana’s average realized natural gas price, excluding hedging, primarily reflected a lower AECO benchmark price. In the first nine months of 2016, Encana’s average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to 2015. Hedging activities reduced Encana’s average realized natural gas price $0.13 per Mcf in the third quarter of 2016 and contributed $0.29 per Mcf to Encana’s average realized natural gas price in the first nine months of 2016.

In the third quarter and first nine months of 2016, Encana’s average realized oil prices, excluding hedging, reflected lower benchmark prices compared to 2015. Hedging activities contributed $11.09 per bbl to Encana’s average realized oil price in the third quarter of 2016 and $11.59 per bbl in the first nine months of 2016.

In the third quarter and first nine months of 2016, Encana’s average realized NGL prices, excluding hedging, primarily reflected a shift in the NGL production mix to higher value condensate compared to 2015. Hedging activities reduced Encana’s average realized NGL price $0.10 per bbl in the third quarter of 2016 and $0.01 per bbl in the first nine months of 2016.

Encana Corporation	10	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Financial Hedge Agreements

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

During October 2016, Encana has entered into additional hedging agreements. The tables below summarize a selection of the Company’s significant hedging contracts on expected future production as at September 30, 2016 and October 21, 2016.

Natural Gas

	As at October 21, 2016			As at September 30, 2016
	Term	Notional Volumes (MMcf/d)	Average Price ($/Mcf)	Term	Notional Volumes (MMcf/d)	Average Price ($/Mcf)

NYMEX Fixed Price Contracts	2016	1,050	2.94	2016	791	2.72

	Q1 2017	350	3.07	Q1 2017	350	3.07

NYMEX Fixed Price Swaptions (1)	2017	345	2.70	2017	345	2.70

NYMEX Three-Way Options	2017	300		2017	300

Sold call price			3.07			3.07

Bought put price			2.75			2.75

Sold put price			2.27			2.27

NYMEX Costless Collars	2016	335		2016	335

Sold call price			2.46			2.46

Bought put price			2.22			2.22

NYMEX Costless Collars	Q2-Q4 2017	100		Q2-Q4 2017	100

Sold call price			3.55			3.55

Bought put price			2.75			2.75

(1)	NYMEX Fixed Price Swaptions give the counterparty the option to extend 2016 fixed price swaps to December 31, 2017 at the strike price.

Crude Oil

	As at October 21, 2016			As at September 30, 2016
	Term	Notional Volumes (Mbbls/d)	Average Price ($/bbl)	Term	Notional Volumes (Mbbls/d)	Average Price ($/bbl)

WTI Fixed Price Contracts	2016	42.0	55.18	2016	42.0	55.18

	2017	25.5	51.34	2017	15.5	49.49

WTI Fixed Price Swaptions (1)	Q2 2017	10.0	50.86	Q2 2017	10.0	50.86

WTI Three-Way Options	2016	23.5		2016	23.5

Sold call price			62.96			62.96

Bought put price			55.00			55.00

Sold put price			47.04			47.04

WTI Three-Way Options	2017	25.0		2017	15.0

Sold call price			59.42			59.03

Bought put price			49.21			48.48

Sold put price			38.41			37.35

(1)	WTI Fixed Price Swaptions give the counterparty the option to extend first quarter 2017 fixed price swaps to June 30, 2017 at the strike price.

Encana Corporation	11	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

The Company’s hedging program helps sustain Cash Flow and Operating Netbacks during periods of lower prices. For additional information, see Note 19 to the Interim Condensed Consolidated Financial Statements.

Foreign Exchange

As disclosed in the Prices and Foreign Exchange Rates table, the average U.S./Canadian dollar exchange rate decreased 0.037 in the first nine months of 2016 compared to 2015. The table below summarizes selected foreign exchange impacts on Encana’s financial results when compared to the same period in 2015.

	Nine months ended September 30
	$ millions	$/BOE

Increase (Decrease) in:

Capital Investment	$(25)

Transportation and Processing Expense	(25)	$(0.25)

Operating Expense	(5)	(0.05)

Administrative Expense	(7)	(0.07)

Depreciation, Depletion and Amortization	(13)	(0.13)

Price Sensitivities

Natural gas and liquids prices fluctuate in response to changing market forces, creating varying impacts on Encana’s financial results. The Company’s potential exposure to commodity price fluctuations is summarized in the table below, which shows the estimated effects that certain price changes would have had on the Company’s Cash Flow and Operating Earnings (Loss) for the third quarter of 2016. The price sensitivities below are based on business conditions, transactions and production volumes during the third quarter of 2016. Accordingly, these sensitivities may not be indicative of financial results for other periods, under other economic circumstances or with additional fluctuations in commodity prices.

		Impact On
		Net Earnings (Loss) / Operating Earnings (Loss)		Cash Flow
($ millions, except as indicated)	Price Change (1)	Increase	Decrease	Increase	Decrease

Increase or Decrease in:

NYMEX Natural Gas Price	+/-$0.25/MMBtu	$3	$(3)	$5	$(5)

WTI Oil Price	+/- $5.00/bbl	$10	$(15)	$15	$(20)

(1)	Assumes only one variable changes while all other variables, including the Company’s financial hedging positions, are held constant.

Encana Corporation	12	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Net Capital Investment

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015

Canadian Operations	$56	$76	$173	$341

USA Operations	149	394	605	1,605

Market Optimization	1	1	1	1

Corporate & Other	(1)	2	-	5

Capital Investment	205	473	779	1,952

Acquisitions	67	-	69	38

Divestitures	(1,107)	(99)	(1,113)	(1,115)

Net Acquisitions & (Divestitures)	(1,040)	(99)	(1,044)	(1,077)

Net Capital Investment	$(835)	$374	$(265)	$875

Capital Investment by Play

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015

Canadian Operations

Montney	$31	$17	$94	$144

Duvernay	26	58	80	185

Other Upstream Operations

Wheatland	-	-	-	4

Deep Panuke	-	-	-	3

Other and emerging	(1)	1	(1)	5

Total Canadian Operations	$56	$76	$173	$341

USA Operations

Eagle Ford	$41	$142	$155	$514

Permian	102	219	418	761

Other Upstream Operations

DJ Basin	-	17	-	161

San Juan	-	2	-	61

Piceance	2	1	2	7

Haynesville	-	15	-	27

Other and emerging	4	(2)	30	74

Total USA Operations	$149	$394	$605	$1,605

Core Four Assets:

Capital Investment	$200	$436	$747	$1,604

% of Encana Capital Investment	98	92	96	82

Capital Investment

Capital investment during the first nine months of 2016 was $779 million compared to $1,952 million in 2015 which reflects disciplined capital spending focused on the Core Four Assets and a reduced capital spending program as a result of the current low commodity price environment.

Encana Corporation	13	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Acquisitions

Acquisitions in the first nine months of 2016 were $68 million in the USA Operations, which primarily included the purchase of land and property in Eagle Ford with oil and liquids rich potential.

Divestitures

Divestitures in the first nine months of 2016 were $457 million in the Canadian Operations and $656 million in the USA Operations, which primarily included the transactions discussed below, as well as the sale of certain properties that did not complement Encana’s existing portfolio of assets. The Canadian Operations included approximately C$603 million ($458 million), after closing adjustments, for the sale of the Gordondale assets, which included approximately 54,200 net acres of land and associated infrastructure located in Montney in northwestern Alberta. The USA Operations included approximately $628 million, after closing and other adjustments, for the sale of the DJ Basin assets located in Colorado, comprising approximately 51,000 net acres.

Divestitures in the first nine months of 2015 were $935 million in the Canadian Operations and $127 million in the USA Operations, which primarily included the transactions discussed below, as well as the sale of certain properties that did not complement Encana’s existing portfolio of assets. The Canadian Operations included approximately C$558 million ($468 million), after closing adjustments, for the sale of the Company’s working interest in certain assets in Wheatland located in central and southern Alberta, as well as approximately C$453 million ($357 million), after closing adjustments, in cash consideration net to Encana for the sale of certain natural gas gathering and compression assets in Montney in northeastern British Columbia to Veresen Midstream Limited Partnership (“VMLP”). Further information regarding VMLP can be found in Note 14 to the Interim Condensed Consolidated Financial Statements.

Amounts received from the Company’s divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools, except for divestitures that resulted in a significant alteration between capitalized costs and proved reserves in the respective country cost centre. For divestitures that result in a gain or loss and constitute a business, goodwill is allocated to the divestiture. Accordingly, for the three and nine months ended September 30, 2016, Encana recognized a gain of approximately $397 million, before tax, on the sale of the Company’s Gordondale assets in the Canadian cost centre and allocated goodwill of $32 million.

Encana Corporation	14	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Production Volumes

	Three months ended September 30		Nine months ended September 30
(average daily, after royalties)	2016	2015	2016	2015

Natural Gas (MMcf/d)	1,326	1,547	1,420	1,656

Oil (Mbbls/d)	69.1	91.9	76.1	85.8

NGLs (Mbbls/d)	47.9	48.5	50.4	43.7

Total Oil & NGLs (Mbbls/d)	117.0	140.4	126.5	129.5

Total Production (MBOE/d)	338.0	398.3	363.1	405.6

Core Four Assets:

Total Production Volumes (MBOE/d)	242.8	249.3	259.9	231.9

% of Total Encana Production Volumes	72	63	72	57

Production Volumes by Play

	Three months ended September 30				Nine months ended September 30
(average daily, after royalties)	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2016	2015	2016	2015	2016	2015	2016	2015

Canadian Operations

Montney (1)	669	711	16.6	21.8	758	705	20.0	22.3

Duvernay	61	26	9.1	4.9	55	20	8.5	3.6

Other Upstream Operations

Wheatland	73	80	0.4	0.4	77	89	0.4	1.1

Deep Panuke	69	-	-	-	49	71	-	-

Other and emerging (2)	52	59	0.1	0.1	48	76	-	0.1

Total Canadian Operations	924	876	26.2	27.2	987	961	28.9	27.1

USA Operations

Eagle Ford	50	48	37.7	46.0	49	40	40.2	40.6

Permian	50	54	41.1	36.7	49	42	39.4	31.0

Other Upstream Operations

DJ Basin	16	55	2.6	16.1	42	53	8.4	15.2

San Juan	8	15	3.9	6.8	9	14	4.1	6.7

Piceance	267	311	3.1	3.5	276	326	2.9	3.6

Haynesville	-	177	-	-	-	203	-	-

Other and emerging	11	11	2.4	4.1	8	17	2.6	5.3

Total USA Operations	402	671	90.8	113.2	433	695	97.6	102.4

Total Production Volumes	1,326	1,547	117.0	140.4	1,420	1,656	126.5	129.5

Core Four Assets:

Total Production Volumes	830	839	104.5	109.4	911	807	108.1	97.5

% of Total Encana Production Volumes	63	54	89	78	64	49	85	75

(1)	Production volumes associated with the Gordondale assets were included in Montney until the divestiture of these assets on July 28, 2016.
(2)	Natural gas production volumes from Bighorn have been included within Other and emerging for 2015.

Encana Corporation	15	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Natural Gas Production Volumes

In the third quarter of 2016, average natural gas production volumes of 1,326 MMcf/d decreased 221 MMcf/d from 2015. In the first nine months of 2016, average natural gas production volumes of 1,420 MMcf/d decreased 236 MMcf/d from 2015.

In the third quarter and first nine months of 2016, the USA Operations volumes were lower primarily due to the sale of Haynesville natural gas assets in the fourth quarter of 2015, the sale of the DJ Basin assets in the third quarter of 2016 and natural declines in Piceance.

In the third quarter of 2016, the Canadian Operations volumes were higher primarily due to a successful drilling program in Duvernay and higher production from Deep Panuke, partially offset by lower production volumes in Montney. The Montney production volumes were lower primarily due to the sale of the Gordondale assets, partially offset by a successful drilling program. In the first nine months of 2016, the Canadian Operations volumes were higher primarily due to higher production volumes in Montney and a successful drilling program in Duvernay, partially offset by production declines at Deep Panuke. The Montney production volumes were higher primarily due to a successful drilling program, partially offset by the sale of the Gordondale assets.

Oil and NGL Production Volumes

In the third quarter of 2016, average oil and NGL production volumes of 117.0 Mbbls/d decreased 23.4 Mbbls/d from 2015. In the first nine months of 2016, average oil and NGL production volumes of 126.5 Mbbls/d decreased 3.0 Mbbls/d from 2015.

In the third quarter and first nine months of 2016, the USA Operations volumes were lower primarily due to natural declines in Other Upstream Operations, the sale of the DJ Basin assets and a reduced capital program in Eagle Ford, partially offset by successful drilling programs in Permian and Eagle Ford.

In the third quarter of 2016, the Canadian Operations volumes were lower primarily due to lower production volumes in Montney, partially offset by a successful drilling program in Duvernay. The Montney production volumes were lower primarily due to the sale of the Gordondale assets, and natural declines on Montney oil wells, partially offset by a successful drilling program. In the first nine months of 2016, the Canadian Operations volumes were higher primarily due to a successful drilling program in Duvernay, partially offset by lower volumes in Montney. The Montney production volumes were lower primarily due to the sale of the Gordondale assets, and natural declines on Montney oil wells, partially offset by a successful drilling program.

Encana Corporation	16	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Results of Operations

Canadian Operations

Production Volumes

	Three months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total (MBOE/d)
	2016	2015	2016	2015	2016	2015

Production Volumes – After Royalties	924	876	26.2	27.2	180.2	173.2

Revenues, Net of Royalties

	Three months ended September 30
	Natural Gas				Oil & NGLs
	($ millions)		($/Mcf)		($ millions)		($/bbl)
	2016	2015	2016	2015	2016	2015	2016	2015

Revenues, Net of Royalties, excluding Hedging	$159	$199	$1.87	$2.48	$85	$75	$35.47	$29.75

Realized Financial Hedging Gain (Loss)	(12)	104	(0.14)	1.28	12	5	5.03	2.09

Revenues, Net of Royalties	$147	$303	$1.73	$3.76	$97	$80	$40.50	$31.84

Operating Results (1)

	Three months ended September 30
	Operating Cash Flow (2) ($ millions)		Operating Netback (3) ($/BOE)
	2016	2015	2016	2015

Revenues, Net of Royalties, excluding Hedging	$246	$282	$14.74	$17.22

Realized Financial Hedging Gain	-	109	-	6.82

Revenues, Net of Royalties	246	391	14.74	24.04

Expenses

Production, mineral and other taxes	5	6	0.28	0.42

Transportation and processing	136	151	8.23	9.47

Operating	38	34	2.29	2.09

Operating Cash Flow/Netback	$67	$200	$3.94	$12.06

(1)	Updated to reflect the reclassification of property taxes and certain other levied charges as discussed below.
(2)	Also includes other revenues and expenses, such as third party processing, with no associated volumes.
(3)	A non-GAAP measure as defined in the Non-GAAP Measures section of this MD&A.

Comparative figures for the three months ended September 30, 2015 above have been updated to present property taxes and certain other levied charges within production, mineral and other taxes. Formerly, these costs were presented in either transportation and processing expense or operating expense. As a result, for the three months ended September 30, 2015, the Canadian Operations has reclassified $2 million from transportation and processing expense and $4 million from operating expense to production, mineral and other taxes. There were no changes to the reported totals for Operating Cash Flow or Operating Netback.

Encana Corporation	17	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Three months ended September 30, 2016 versus September 30, 2015

Operating Cash Flow of $67 million decreased $133 million and was impacted by the following significant items:

●

Lower natural gas prices reflected a lower AECO benchmark price, which decreased revenues $51 million. Higher liquids prices increased revenues $13 million, primarily reflecting a shift in the NGL production mix to higher value condensate, partially offset by lower oil benchmark prices.

●

Average natural gas production volumes of 924 MMcf/d were higher by 48 MMcf/d, which increased revenues $11 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

●	Realized financial hedging gains were nil compared to $109 million in 2015.

●

Transportation and processing expense decreased $15 million primarily due to the expiration of certain contracts and the sale of the Gordondale assets, partially offset by higher liquids processing fees in Montney and Duvernay.

Encana Corporation	18	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Production Volumes

	Nine months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total (MBOE/d)
	2016	2015	2016	2015	2016	2015

Production Volumes – After Royalties	987	961	28.9	27.1	193.3	187.2

Revenues, Net of Royalties

	Nine months ended September 30
	Natural Gas				Oil & NGLs
	($ millions)		($/Mcf)		($ millions)		($/bbl)
	2016	2015	2016	2015	2016	2015	2016	2015

Revenues, Net of Royalties, excluding Hedging	$424	$788	$1.57	$3.00	$240	$243	$30.36	$32.91

Realized Financial Hedging Gain	81	364	0.30	1.39	41	2	5.15	0.25

Revenues, Net of Royalties	$505	$1,152	$1.87	$4.39	$281	$245	$35.51	$33.16

Operating Results (1)

	Nine months ended September 30
	Operating Cash Flow (2) ($ millions)		Operating Netback (3) ($/BOE)
	2016	2015	2016	2015

Revenues, Net of Royalties, excluding Hedging	$670	$1,044	$12.55	$20.17

Realized Financial Hedging Gain	122	366	2.30	7.15

Revenues, Net of Royalties	792	1,410	14.85	27.32

Expenses

Production, mineral and other taxes	17	22	0.31	0.45

Transportation and processing	440	496	8.30	9.69

Operating	115	108	2.13	2.09

Operating Cash Flow/Netback	$220	$784	$4.11	$15.09

(1)	Updated to reflect the reclassification of property taxes and certain other levied charges as discussed below.
(2)	Also includes other revenues and expenses, such as third party processing, with no associated volumes.
(3)	A non-GAAP measure as defined in the Non-GAAP Measures section of this MD&A.

Comparative figures for the nine months ended September 30, 2015 above have been updated to present property taxes and certain other levied charges within production, mineral and other taxes. Formerly, these costs were presented in either transportation and processing expense or operating expense. As a result, for the nine months ended September 30, 2015, the Canadian Operations has reclassified $5 million from transportation and processing expense and $17 million from operating expense to production, mineral and other taxes. There were no changes to the reported totals for Operating Cash Flow or Operating Netback.

Encana Corporation	19	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Nine months ended September 30, 2016 versus September 30, 2015

Operating Cash Flow of $220 million decreased $564 million and was impacted by the following significant items:

●	Lower natural gas prices reflected lower benchmark prices, which decreased revenues $388 million. Lower liquids prices reflected lower benchmark prices, which decreased revenues $20 million.

●

Average natural gas production volumes of 987 MMcf/d were higher by 26 MMcf/d, which increased revenues $24 million. Average oil and NGL production volumes of 28.9 Mbbls/d were higher by 1.8 Mbbls/d, which increased revenues $17 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

●	Realized financial hedging gains were $122 million compared to $366 million in 2015.

●

Transportation and processing expense decreased $56 million primarily due to the expiration of certain contracts, the lower U.S./Canadian dollar exchange rate, the sale of the Gordondale assets and lower activity in Other Upstream Operations, partially offset by higher gathering and processing fees in Montney and Duvernay.

Other Expenses

	Three months ended September 30		Nine months ended September 30
($ millions, except as indicated)	2016	2015	2016	2015

Depreciation, depletion & amortization	$54	$64	$203	$237

Depletion rate ($/BOE)	3.21	4.01	3.83	4.63

Impairments	-	-	493	-

DD&A decreased in the third quarter and first nine months of 2016 compared to 2015 primarily due to a lower depletion rate, partially offset by higher production volumes. DD&A for the first nine months of 2016 was also impacted by the lower U.S./Canadian dollar exchange rate. The depletion rate decreased in the third quarter and first nine months compared to 2015 primarily due to the impact of ceiling test impairments recognized in the first six months of 2016. The depletion rate for the first nine months of 2016 was also impacted by the sales of certain assets in Wheatland and certain natural gas gathering and compression assets in Montney in the first quarter of 2015 and the lower U.S./Canadian dollar exchange rate.

In the third quarter and first nine months of 2016, the Canadian Operations recognized before-tax non-cash ceiling test impairments of nil and $493 million, respectively. The impairments primarily resulted from the decline in the 12-month average trailing prices, which reduced the Canadian Operations proved reserves volumes and values as calculated under SEC requirements.

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas	Oil & NGLs
	AECO (C$/MMBtu)	Edmonton Light Sweet (C$/bbl)

12-Month Average Trailing Reserves Pricing (1)

September 30, 2016	2.05	50.96

December 31, 2015	2.69	58.82

September 30, 2015	3.02	65.69

(1)	All prices were held constant in all future years when estimating reserves.

Encana Corporation	20	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

USA Operations

Production Volumes

	Three months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total (MBOE/d)
	2016	2015	2016	2015	2016	2015

Production Volumes – After Royalties	402	671	90.8	113.2	157.8	225.1

Revenues, Net of Royalties

	Three months ended September 30
	Natural Gas				Oil & NGLs
	($ millions)		($/Mcf)		($ millions)		($/bbl)
	2016	2015	2016	2015	2016	2015	2016	2015

Revenues, Net of Royalties, excluding Hedging	$102	$170	$2.78	$2.75	$295	$371	$35.26	$35.66
Realized Financial Hedging Gain (Loss)	(4)	54	(0.11)	0.88	58	54	6.94	5.17

Revenues, Net of Royalties	$98	$224	$2.67	$3.63	$353	$425	$42.20	$40.83

Operating Results (1)

	Three months ended September 30
	Operating Cash Flow (2) ($ millions)		Operating Netback (3) ($/BOE)
	2016	2015	2016	2015

Revenues, Net of Royalties, excluding Hedging	$403	$547	$27.36	$26.13
Realized Financial Hedging Gain	55	108	3.72	5.21

Revenues, Net of Royalties	458	655	31.08	31.34
Expenses
Production, mineral and other taxes	15	32	1.05	1.52
Transportation and processing	43	155	2.96	7.52
Operating	93	137	6.37	6.63

Operating Cash Flow/Netback	$307	$331	$20.70	$15.67

(1)	Updated to reflect the reclassification of property taxes and certain other levied charges as discussed below.
(2)	Also includes other revenues and expenses, such as third party processing, with no associated volumes.
(3)	A non-GAAP measure as defined in the Non-GAAP Measures section of this MD&A.

Comparative figures for the three months ended September 30, 2015 above have been updated to present property taxes and certain other levied charges within production, mineral and other taxes. Formerly, these costs were presented in operating expense. As a result, for the three months ended September 30, 2015, the USA Operations has reclassified $5 million from operating expense to production, mineral and other taxes. There were no changes to the reported totals for Operating Cash Flow or Operating Netback.

Encana Corporation	21	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Three months ended September 30, 2016 versus September 30, 2015

Operating Cash Flow of $307 million decreased $24 million and was impacted by the following significant items:

●

Average natural gas production volumes of 402 MMcf/d were lower by 269 MMcf/d, which decreased revenues $68 million. Average oil and NGL production volumes of 90.8 Mbbls/d were lower by 22.4 Mbbls/d, which decreased revenues $74 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

●	Realized financial hedging gains were $55 million compared to $108 million in 2015.

●

Production, mineral and other taxes decreased $17 million primarily due to the sale of the DJ Basin assets in the third quarter of 2016, the sale of Haynesville natural gas assets in the fourth quarter of 2015, lower natural gas production volumes in Piceance, and lower oil and NGL production volumes in Eagle Ford.

●

Transportation and processing expense decreased $112 million primarily due to the expiration and renegotiation of certain transportation contracts, the sale of Haynesville natural gas assets in the fourth quarter of 2015 and the sale of the DJ Basin assets in the third quarter of 2016.

●

Operating expense decreased $44 million primarily due to lower activity, the sale of Haynesville natural gas assets in the fourth quarter of 2015 and cost-saving initiatives, partially offset by long-term compensation costs due to the increase in the Encana share price.

Encana Corporation	22	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Production Volumes

	Nine months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total (MBOE/d)
	2016	2015	2016	2015	2016	2015

Production Volumes – After Royalties	433	695	97.6	102.4	169.8	218.4

Revenues, Net of Royalties

	Nine months ended September 30
	Natural Gas				Oil & NGLs
	($ millions)		($/Mcf)		($ millions)		($/bbl)
	2016	2015	2016	2015	2016	2015	2016	2015

Revenues, Net of Royalties, excluding Hedging	$250	$511	$2.11	$2.69	$824	$1,080	$30.80	$38.65

Realized Financial Hedging Gain	31	166	0.26	0.88	201	97	7.50	3.46

Revenues, Net of Royalties	$281	$677	$2.37	$3.57	$1,025	$1,177	$38.30	$42.11

Operating Results (1)

	Nine months ended September 30
	Operating Cash Flow (2) ($ millions)		Operating Netback (3) ($/BOE)
	2016	2015	2016	2015

Revenues, Net of Royalties, excluding Hedging	$1,091	$1,609	$23.10	$26.69

Realized Financial Hedging Gain	236	263	4.98	4.42

Revenues, Net of Royalties	1,327	1,872	28.08	31.11

Expenses

Production, mineral and other taxes	56	91	1.20	1.52

Transportation and processing	214	454	4.60	7.61

Operating	293	399	6.25	6.67

Operating Cash Flow/Netback	$764	$928	$16.03	$15.31

(1)	Updated to reflect the reclassification of property taxes and certain other levied charges as discussed below.
(2)	Also includes other revenues and expenses, such as third party processing, with no associated volumes.
(3)	A non-GAAP measure as defined in the Non-GAAP Measures section of this MD&A.

Comparative figures for the nine months ended September 30, 2015 above have been updated to present property taxes and certain other levied charges within production, mineral and other taxes. Formerly, these costs were presented in operating expense. As a result, for the nine months ended September 30, 2015, the USA Operations has reclassified $19 million from operating expense to production, mineral and other taxes. There were no changes to the reported totals for Operating Cash Flow or Operating Netback.

Encana Corporation	23	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Nine months ended September 30, 2016 versus September 30, 2015

Operating Cash Flow of $764 million decreased $164 million and was impacted by the following significant items:

●	Lower natural gas prices reflected lower benchmark prices, which decreased revenues $70 million. Lower liquids prices reflected lower benchmark prices, which decreased revenues $209 million.

●

Average natural gas production volumes of 433 MMcf/d were lower by 262 MMcf/d, which decreased revenues $191 million. Average oil and NGL production volumes of 97.6 Mbbls/d were lower by 4.8 Mbbls/d, which decreased revenues $47 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

●	Realized financial hedging gains were $236 million compared to $263 million in 2015.

●

Production, mineral and other taxes decreased $35 million primarily due to the sale of Haynesville natural gas assets in the fourth quarter of 2015, the sale of the DJ Basin assets in the third quarter of 2016, and lower oil and NGL production volumes in Eagle Ford, San Juan and Piceance.

●

Transportation and processing expense decreased $240 million primarily due to the expiration and renegotiation of certain transportation contracts and the sale of Haynesville natural gas assets in the fourth quarter of 2015 and lower activity in Other Upstream Operations.

●

Operating expense decreased $106 million primarily due to lower activity, cost-saving initiatives, and the sale of Haynesville natural gas assets in the fourth quarter of 2015, partially offset by long-term compensation costs due to the increase in the Encana share price.

Other Expenses

	Three months ended September 30		Nine months ended September 30
($ millions, except as indicated)	2016	2015	2016	2015

Depreciation, depletion & amortization	$112	$265	$414	$902

Depletion rate ($/BOE)	7.69	12.77	8.89	14.92

Impairments	—	1,671	903	5,668

DD&A decreased in the third quarter and first nine months of 2016 compared to 2015 primarily due to a lower depletion rate and lower production volumes. The depletion rate was lower primarily due to the impact of ceiling test impairments recognized in 2015 and the first six months of 2016, the sale of the DJ Basin assets in the third quarter of 2016 and the sale of Haynesville natural gas assets in the fourth quarter of 2015.

In the third quarter and first nine months of 2016, the USA Operations recognized before-tax non-cash ceiling test impairments of nil and $903 million, respectively compared to $1,671 million and $5,668 million, respectively, in 2015. The impairments primarily resulted from the decline in the 12-month average trailing prices, which reduced the USA Operations proved reserves volumes and values as calculated under SEC requirements.

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas	Oil & NGLs
	Henry Hub ($/MMBtu)	WTI ($/bbl)

12-Month Average Trailing Reserves Pricing (1)

September 30, 2016	2.28	41.68

December 31, 2015	2.58	50.28

September 30, 2015	3.05	59.21

(1)	All prices were held constant in all future years when estimating reserves.

Encana Corporation	24	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Market Optimization

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015

Revenues	$214	$66	$393	$293

Expenses

Transportation and processing	22	-	65	-

Operating	11	4	25	28

Purchased product	197	60	349	260

	$(16)	$2	$(46)	$5

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility and cost mitigation for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expense increased in the third quarter and first nine months of 2016 compared to 2015 primarily due to higher third-party volumes for optimization activity. Transportation and processing relates to downstream transportation contracts and commitments that were not transferred with certain property divestitures.

Corporate and Other

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015

Revenues	$61	$200	$(416)	$(184)

Expenses

Transportation and processing	1	11	(4)	4

Operating	3	6	13	17

Depreciation, depletion and amortization	18	23	58	73

	$39	$160	$(483)	$(278)

Revenues mainly includes unrealized hedging gains or losses recorded on derivative financial contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Transportation and processing expense reflects unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office buildings, furniture and leasehold improvements.

Corporate and Other results include revenues and operating expenses related to the sublease of office space in The Bow office building. Further information on The Bow office sublease can be found in Note 10 to the Interim Condensed Consolidated Financial Statements.

Encana Corporation	25	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Other Operating Results

Expenses

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015

Accretion of asset retirement obligation	$12	$11	$38	$34

Administrative	91	61	231	217

Interest	99	105	309	508

Foreign exchange (gain) loss, net	49	348	(307)	918

(Gain) loss on divestitures	(395)	2	(393)	(14)

Other	(4)	(3)	(67)	2

	$(148)	$524	$(189)	$1,665

Administrative expense in the third quarter increased from 2015 primarily due to long-term compensation costs due to the increase in the Encana share price and third party payments relating to previously divested assets, partially offset by lower restructuring costs and lower salaries and benefits as a result of a lower headcount. Administrative expense in the first nine months of 2016 increased from 2015 primarily due to long-term compensation costs due to the increase in the Encana share price, partially offset by lower restructuring costs, lower salaries and benefits as a result of a lower headcount, lower office costs and the lower U.S./Canadian dollar exchange rate. During the first quarter of 2016, Encana completed workforce reductions announced in February 2016 to better align staffing levels and the organizational structure with its reduced capital spending program as a result of the current low commodity price environment. Encana incurred restructuring costs of $33 million during the first nine months of 2016 compared to $59 million in 2015.

Interest expense in the first nine months of 2016 decreased from 2015 primarily due to a one-time payment of $165 million in the second quarter of 2015 associated with the April 2015 early redemptions of the Company’s $700 million 5.90 percent notes due December 1, 2017 and its C$750 million 5.80 percent medium-term notes due January 18, 2018 and lower interest on debt following these redemptions as well as the early retirement of long-term debt in March 2016 as discussed in the Liquidity and Capital Resources section of this MD&A.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. In the third quarter of 2016, Encana recorded lower foreign exchange losses on the translation of U.S. dollar long-term debt issued from Canada compared to 2015 and foreign exchange gains on settlements in the third quarter of 2016 compared to foreign exchange losses in 2015. In the first nine months of 2016, Encana recorded foreign exchange gains on the translation of U.S. dollar long-term debt issued from Canada and on settlements compared to foreign exchange losses in 2015.

Gain on divestitures in the third quarter and first nine months of 2016 primarily includes the before tax gain on the sale of the Gordondale assets as discussed in the Net Capital Investment section of this MD&A. Gain on divestitures in the first nine months of 2015 primarily includes a before tax gain on the sale of the Encana Place office building in Calgary in the first quarter of 2015.

Other in the first nine months of 2016 primarily includes a before tax gain of $89 million on the early retirement of long-term debt as discussed in the Liquidity and Capital Resources section of this MD&A, partially offset by a one-time third party payment relating to a previously divested asset.

Encana Corporation	26	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Income Tax

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015

Current Income Tax (Recovery)	$(14)	$(19)	$(23)	$(38)

Deferred Income Tax (Recovery)	76	(576)	(683)	(2,442)

Income Tax Expense (Recovery)	$62	$(595)	$(706)	$(2,480)

Total income tax recovery of $706 million in the first nine months of 2016 was lower than 2015 primarily due to changes in net earnings (loss) before tax, mainly resulting from lower non-cash ceiling test impairments, and changes in the estimated annual effective income tax rate. The net earnings variances are discussed in the Financial Results section of this MD&A.

Encana’s interim income tax expense is determined using the estimated annual effective income tax rate applied to year-to-date net earnings before tax plus the effect of legislative changes and amounts in respect of prior periods. The estimated annual effective income tax rate is impacted by expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions, and partnership tax allocations in excess of funding.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its Subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Liquidity and Capital Resources

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015

Net Cash From (Used In)

Operating activities	$186	$453	$426	$1,233

Investing activities	830	(544)	216	(957)

Financing activities	(542)	(36)	(155)	(238)

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(1)	(17)	8	(24)

Increase (Decrease) in Cash and Cash Equivalents	$473	$(144)	$495	$14

Cash and Cash Equivalents, End of Period	$766	$352	$766	$352

Operating Activities

Net cash from operating activities in the third quarter of 2016 of $186 million decreased $267 million from 2015 primarily due to net changes in non-cash working capital and the Cash Flow variances discussed in the Financial Results section of this MD&A. In the third quarter of 2016, the net change in non-cash working capital was a deficit of $60 million compared to a surplus of $100 million in 2015.

Net cash from operating activities in the first nine months of 2016 of $426 million decreased $807 million from 2015 primarily as a result of the Cash Flow variances discussed in the Financial Results section of this MD&A and net changes in non-cash working capital. In the first nine months of 2016, the net change in non-cash working capital was a deficit of $95 million compared to a surplus of $204 million in 2015.

The Company had a working capital surplus of $450 million at September 30, 2016 compared to $274 million at December 31, 2015. The increase in working capital is primarily due to an increase in cash and cash equivalents,

Encana Corporation	27	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

and income tax receivable, and a decrease in accounts payable and accrued liabilities, partially offset by a decrease in risk management assets and accounts receivable and accrued revenues, and an increase in risk management liabilities. At September 30, 2016, working capital included cash and cash equivalents of $766 million compared to $271 million at December 31, 2015. Encana expects it will continue to meet the payment terms of its suppliers. Encana’s primary sources of liquidity are discussed in the Financing Activities section of this MD&A.

Investing Activities

Net cash from investing activities in the first nine months of 2016 was $216 million compared to net cash used of $957 million in 2015. The change was primarily due to lower capital expenditures. Further information on capital expenditures can be found in the Net Capital Investment section of this MD&A.

Financing Activities

Net cash used in financing activities in the first nine months of 2016 was $155 million compared to $238 million in 2015. The decrease was primarily due to a lower repayment of long-term debt in 2016, partially offset by a net repayment of revolving long-term debt in 2016 compared to a net issuance in 2015.

Credit Facilities

The following table outlines the Company’s committed revolving bank credit facilities (collectively, the “Credit Facilities”) at September 30, 2016:

($ billions)	Capacity	Unused	Maturity Date

Committed Revolving Bank Credit Facilities

Encana Credit Facility	3.0	3.0	July 2020

U.S. Subsidiary Credit Facility	1.5	1.5	July 2020

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements, which requires debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the Credit Facilities adjust capitalization for cumulative historical ceiling test impairments that were recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP. Debt to Adjusted Capitalization was 23 percent at September 30, 2016 and 28 percent at December 31, 2015.

During the first quarter of 2016, Encana received a downgrade in its credit rating by Moody’s Investors Service, along with confirmed investment grade credit ratings by Standard & Poor’s Ratings Services, DBRS Limited and Fitch Ratings, Inc. As a result of the split ratings, the Company no longer has access to its U.S. Commercial Paper program and there was a nominal increase in the cost of short-term borrowings on the Credit Facilities. The Company continues to have full access to its $4.5 billion Credit Facilities, all of which remained unused at September 30, 2016. The Credit Facilities remain committed through July 2020. The split ratings have not impacted the Company’s ability to fund its operations, development activities or capital program. For further information on credit ratings, refer to the Company’s AIF.

Long-Term Debt

Encana’s long-term debt totaled $4,198 million at September 30, 2016 and $5,333 million at December 31, 2015. There was no current portion of long-term debt outstanding at September 30, 2016 or December 31, 2015. The long-term debt balances reflect Encana’s January 1, 2016 retrospective adoption of accounting standards update

Encana Corporation	28	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

(“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs, as described in the Accounting Policies and Estimates section of this MD&A.

On March 16, 2016, Encana announced Tender Offers for certain of the Company’s outstanding Notes. The Tender Offers were for an aggregate purchase price of $250 million, excluding accrued and unpaid interest. The consideration for each $1,000 principal amount of Notes validly tendered and accepted for purchase included an early tender premium of $30 per $1,000 principal amount of Notes accepted for purchase, provided the Notes were validly tendered at or prior to the early tender date of March 29, 2016. All Notes validly tendered and accepted for purchase also received accrued and unpaid interest up to the settlement date.

On March 30, 2016, Encana announced an increase in the aggregate purchase price of the Tender Offers to $400 million, excluding accrued and unpaid interest, and accepted for purchase (i) $156 million aggregate principal amount of 5.15 percent notes due 2041, (ii) $295 million aggregate principal amount of 6.50 percent notes due 2038 and (iii) $38 million aggregate principal amount of 6.625 percent notes due 2037. The Company paid an aggregate amount of $406 million, including accrued and unpaid interest of $6 million and an early tender premium of $14 million, for Notes accepted for purchase. The Company used cash on hand and borrowings under the Credit Facilities to fund the Tender Offers.

Encana also recognized a gain on the early debt retirement of $103 million, before tax, representing the difference between the carrying amount of the Notes accepted for purchase and the consideration paid. The gain on the early debt retirement net of the early tender premium totaled $89 million, which is included in other expenses in the Interim Condensed Consolidated Statement of Earnings.

During the third quarter of 2016, Encana used net proceeds from the 2016 Share Offering and divestitures to repay indebtedness under the Credit Facilities. At September 30, 2016, Encana had no outstanding balance under the Credit Facilities. At December 31, 2015, Encana had an outstanding balance of $210 million under the Credit Facilities which reflected principal obligations related to LIBOR loans maturing at various dates with a weighted average interest rate of 1.87 percent. At December 31, 2015, Encana also had an outstanding balance under the Credit Facilities of $440 million which reflected U.S. Commercial Paper issuances maturing at various dates with a weighted average interest rate of 1.13 percent.

Encana has the flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity. Encana’s primary sources of liquidity include cash and cash equivalents, the Credit Facilities, working capital, operating cash flow and proceeds from asset divestitures.

Shelf Prospectuses

On August 24, 2016, Encana filed shelf prospectuses whereby the Company may issue from time to time up to $6.0 billion, or the equivalent in foreign currencies, of debt securities, common shares, Class A preferred shares, subscription receipts, warrants, units, share purchase contracts and share purchase units in Canada and/or the U.S. (collectively, the “2016 Shelf Prospectuses”). On September 19, 2016, the Company filed prospectus supplements to the 2016 Shelf Prospectuses for the issuance of 107,000,000 common shares of Encana at a price of $9.35 per common share, as well as the issuance of common shares under an Over-Allotment Option, pursuant to an underwriting agreement. The 2016 Share Offering was completed on September 23, 2016 for gross proceeds to Encana of approximately $1.0 billion. After deducting underwriter’s fees and costs of the 2016 Share Offering, the net cash proceeds received were approximately $981 million. The Over-Allotment Option for 16,050,000 common shares was subsequently exercised in full on October 4, 2016 for additional gross proceeds of approximately $150 million, bringing the aggregate gross proceeds to approximately $1.15 billion. At September 30, 2016, approximately $5.0 billion, or the equivalent in foreign currencies, remained accessible under the 2016 Shelf Prospectuses, the availability of which is dependent upon certain eligibility requirements and market conditions.

Encana Corporation	29	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

During 2015, the Company had access to a shelf prospectus which was filed in June 2014 (the “2014 Shelf Prospectus”). In March 2015, the Company filed a prospectus supplement to the 2014 Shelf Prospectus and issued 98,458,975 common shares of Encana, including common shares issued under an over-allotment option, for aggregate gross proceeds of approximately C$1.44 billion ($1.13 billion). The 2014 Shelf Prospectus expired in July 2016.

Outstanding Share Data

(millions)	October 28, 2016	September 30, 2016	December 31, 2015

Common Shares Outstanding	973.0	956.9	849.8

Stock Options with TSARs attached (1)

Outstanding	16.5	18.8	18.3

Exercisable	8.6	10.9	10.0

(1)	A TSAR gives the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price.

Pursuant to the 2016 Share Offering, Encana issued 107,000,000 common shares during the third quarter of 2016 and 16,050,000 common shares relating to the Over-Allotment Option during October 2016.

During the first nine months of 2016, Encana issued 112,477 common shares under the Company’s dividend reinvestment plan (“DRIP”) compared with 6,115,535 common shares in 2015. The number of common shares issued under the DRIP decreased in 2016 primarily as a result of the lower dividend paid per share in the first nine months of 2016 as well as Encana’s December 14, 2015 announcement that any dividends subsequent to December 31, 2015 distributed to shareholders participating in the DRIP will be issued from its treasury without a discount to the average market price of the common shares.

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board.

	Three months ended September 30		Nine months ended September 30
($ millions, except as indicated)	2016	2015	2016	2015

Dividend Payments	$13	$59	$38	$166

Dividend Payments ($/share)	0.015	0.07	0.045	0.21

The dividends paid in the third quarter and first nine months of 2016 included $0.2 million and $0.8 million, respectively, in common shares issued in lieu of cash dividends under the DRIP compared to $21 million and $53 million, respectively, for 2015. Common shares issued in the 2016 Share Offering were not eligible to receive the dividend that was paid during the third quarter of 2016.

On November 2, 2016, the Board declared a dividend of $0.015 per share payable on December 30, 2016 to common shareholders of record as of December 15, 2016.

Encana Corporation	30	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Capital Structure

The Company’s capital structure consists of total shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline and managing and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors the following non-GAAP financial metrics as indicators of its overall financial strength, which are defined in the Non-GAAP Measures section of this MD&A.

	September 30, 2016	December 31, 2015

Debt to Debt Adjusted Cash Flow	3.4x	2.8x

Debt to Adjusted Capitalization	23%	28%

Encana Corporation	31	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments at September 30, 2016:

	Expected Future Payments
($ millions, undiscounted)	2016	2017	2018	2019	2020	Thereafter	Total

Transportation and Processing	$116	$517	$529	$603	$579	$3,053	$5,397

Drilling and Field Services	59	112	66	33	19	7	296

Operating Leases	7	25	24	11	3	19	89

Commitments	$182	$654	$619	$647	$601	$3,079	$5,782

Included in Transportation and Processing in the table above are certain commitments associated with midstream service agreements with VMLP. Additional information can be found in Note 14 to the Interim Condensed Consolidated Financial Statements. Encana also has significant development commitments with joint venture partners, a portion of which may be satisfied by the Drilling and Field Services commitments included in the table above.

Further to the Commitments disclosed above, Encana also has obligations related to its risk management program and to fund its defined benefit pension and other post-employment benefit plans. Contractual obligations arising from long-term debt, asset retirement obligations, The Bow office building and capital leases are recognized on the Company’s balance sheet. Additional information can be found in the note disclosures to the Interim Condensed Consolidated Financial Statements.

Divestiture transactions can reduce certain commitments and obligations disclosed above. The Company expects to fund its 2016 commitments and obligations from Cash Flow and cash and cash equivalents.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Encana Corporation	32	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Risk Management

Encana’s business, prospects, financial condition, results of operations and cash flows, and in some cases its reputation, are impacted by risks that can be categorized as follows:

●	financial risks;

●	operational risks; and

●	environmental, regulatory, reputational and safety risks.

Encana aims to strengthen its position as a leading North American energy producer and grow shareholder value through a disciplined focus on generating profitable growth. Encana continues to focus on developing a balanced portfolio of low-risk and low-cost long-life plays, enabling the Company to respond to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Issues that can affect Encana’s reputation are generally strategic or emerging issues that can be identified early and then appropriately managed, but can also include unforeseen issues that must be managed on a more urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established appropriate policies, procedures, guidelines and responsibilities for identifying and managing these risks.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Encana’s business.

Financial risks include, but are not limited to:

●	market pricing of natural gas and liquids;

●	credit and liquidity;

●	foreign exchange rates; and

●	interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board. All derivative financial agreements are with major global financial institutions or with corporate counterparties having investment grade credit ratings. Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use to the mitigation of financial risk in order to support capital plans and strategic objectives.

To partially mitigate commodity price risk, the Company may enter into transactions that fix, set a floor or combine to set floors and caps on price exposures. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at September 30, 2016, is disclosed in Note 19 to the Interim Condensed Consolidated Financial Statements.

Counterparty credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. Credit exposures are managed through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions and grant payment terms according to industry standards and counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a range of funding alternatives at competitive rates through the Credit Facilities as well as

Encana Corporation	33	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

debt and equity capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure which may include adjusting capital spending, adjusting dividends paid to shareholders, issuing new shares, issuing new debt or repaying existing debt.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

●	operating activities;

●	capital activities, including the ability to complete projects; and

●	reserves and resources replacement.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity price volatility mentioned above, continued market demand for its products and other factors outside of its control. These factors include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost-effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; partner funding for their share of joint venture and partnership commitments; the availability of drilling and other equipment; the ability to retain leases and access lands; the ability to access water for hydraulic fracturing operations; weather; the availability and proximity of processing and pipeline capacity; transportation interruption and constraints; technology failures; the ability to assess and integrate new assets; cyber security breaches; accidents; the availability and ability to attract qualified personnel and service providers; type curve performance; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk, engineering risk and reliance on third party service providers.

When making operating and investing decisions, Encana’s highly disciplined, dynamic and centrally controlled capital allocation program ensures investment dollars are directed in a manner that is consistent with the Company’s strategy. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

In January 2016, the Alberta Government released the Modernized Royalty Framework (“MRF”) outlining changes to the province’s royalty structure. The MRF will result in the modernization and simplification of the royalty structure with changes to the royalty framework for crude oil, liquids and natural gas applying to new wells drilled after January 1, 2017 and existing royalties remaining in effect for 10 years on wells drilled (spud) before 2017. The Company has assessed the impact of the changes to the royalty structure and believes the MRF will not have a negative impact on its operations.

Environmental, Regulatory, Reputational and Safety Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including the public and regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, the financial, operational, reputational and regulatory aspects of each identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to the Executive Leadership Team and the Board. The Corporate Responsibility, Environment,

Encana Corporation	34	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Health and Safety Committee provides recommended environmental policies for approval by Encana’s Board and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Emergency response plans are in place to provide guidance during times of crisis. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

In the state of Colorado, several cities have passed local ordinances limiting or banning certain oil and gas activities, including hydraulic fracturing. These local rule-making initiatives have not significantly impacted the Company’s operations or development plans in the state to date. Encana continues to work with state and local governments, academics and industry leaders to respond to hydraulic fracturing related concerns in Colorado. The Company recognizes that additional hydraulic fracturing ballot and/or local rule-making limiting or restricting oil and gas development activities are a possibility in the future and will continue to monitor and respond to these developments in 2016.

In Canada, the federal government and several provincial governments, including Alberta and British Columbia, have announced an enhanced focus on climate change policy in 2016 which will include an economy wide price on carbon emissions beginning in 2018. Encana continues to monitor developments, engage in consultations as appropriate and is actively managing the implementation of new climate-related policy and regulations in order to minimize the potential impact on its business.

In the U.S., the federal government has noted climate change action as a priority for the current administration and the Environmental Protection Agency has outlined a series of steps to address methane and volatile organic compound emissions from the oil and gas industry, including a new goal to reduce oil and gas methane emissions by 40 to 45 percent from 2012 levels by 2025. The reductions will be achieved through proposed regulatory and voluntary measures. Encana continues to monitor these developments, provide comment as appropriate and assess the potential impact on its business.

A comprehensive discussion of Encana’s risk management is provided in the Company’s annual MD&A for the year ended December 31, 2015.

Accounting Policies and Estimates

Critical Accounting Estimates

Refer to the annual MD&A for the year ended December 31, 2015 for a comprehensive discussion of Encana’s Critical Accounting Policies and Estimates.

Encana Corporation	35	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2016, Encana adopted the following ASUs issued by the Financial Accounting Standards Board (“FASB”) which have not had a material impact on the Company’s Interim Condensed Consolidated Financial Statements:

●

ASU 2014-12, Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period. The update requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments have been applied prospectively.

●

ASU 2015-02, Amendments to the Consolidation Analysis. The update requires limited partnerships and similar entities to be evaluated under the variable interest and voting interest models, eliminate the presumption that a general partner should consolidate a limited partnership, and simplify the identification of variable interests and related effect on the primary beneficiary criterion when fees are paid to a decision maker. The amendments have been applied using a full retrospective approach.

●

ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs and ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. The updates require debt issuance costs to be presented on the balance sheet as a deduction from the carrying amount of the related liability. Previously, debt issuance costs were presented as a deferred charge within assets. The updates further clarify that regardless of whether there are outstanding borrowings, debt issuance costs arising from credit arrangements can be presented as an asset and subsequently amortized ratably over the term of the arrangement. These amendments have been applied retrospectively and resulted in a $30 million decrease in Other Assets, with a corresponding $30 million decrease in Long-Term Debt as at December 31, 2015.

New Standards Issued Not Yet Adopted

As of January 1, 2018, Encana will be required to adopt ASU 2014-09, Revenue from Contracts with Customers under Topic 606, which replaces Topic 605, Revenue Recognition, and other industry-specific guidance in the Accounting Standards Codification (“ASC”). The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the company expects to be entitled to in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Deferral of Effective Date for Revenue from Contracts with Customers, which deferred the effective date of ASU 2014-09, but permits early adoption using the original effective date of January 1, 2017. The standard can be applied using one of two retrospective application methods at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

As of January 1, 2019, Encana will be required to adopt ASU 2016-02, Leases under Topic 842, which replaces Topic 840 Leases. The new standard will require lessees to recognize right-of-use assets and related lease liabilities for all leases, including leases classified as operating leases, on the Consolidated Balance Sheet. The dual classification model requiring leases recognized to be classified as either finance or operating leases was retained for the purpose of subsequent measurement and presentation in the Consolidated Statement of Earnings and Consolidated Statement of Cash Flows. The new standard also expands disclosures related to the amount, timing and uncertainty of cash flows arising from leases. The standard will be applied using a modified retrospective approach and provides for certain practical expedients. Encana is currently assessing the standard, and expects the new standard will have a material impact on the Company’s Consolidated Financial Statements.

Encana Corporation	36	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers and should not be viewed as a substitute for measures reported under U.S. GAAP. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Operating Earnings (Loss); Cash Flow; Free Cash Flow; Upstream Operating Cash Flow, excluding Hedging; Operating Netback; Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

Operating Earnings

Operating Earnings (Loss) is a non-GAAP measure that adjusts Net Earnings (Loss) by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings (Loss) is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings (Loss) is defined as Net Earnings (Loss) excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, gains on debt retirement, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

	Nine months ended September 30		2016			2015				2014
($ millions)	2016	2015	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Net Earnings (Loss)	$(663)	$(4,553)	$317	$(601)	$(379)	$(612)	$(1,236)	$(1,610)	$(1,707)	$198

After-tax (addition) / deduction:

Unrealized hedging gain (loss)	(313)	(178)	32	(310)	(35)	(66)	107	(187)	(98)	341

Impairments	(938)	(3,616)	-	(331)	(607)	(514)	(1,066)	(1,328)	(1,222)	-

Restructuring charges (1)	(23)	(40)	(1)	-	(22)	(5)	(20)	(10)	(10)	(4)

Non-operating foreign exchange gain (loss)	209	(606)	(38)	(48)	295	(96)	(212)	114	(508)	(151)

Gain (loss) on divestitures	287	9	288	(1)	-	-	(2)	1	10	(11)

Gain on debt retirement	65	-	-	-	65	-	-	-	-	-

Income tax adjustments	59	50	4	-	55	(42)	(19)	(33)	102	(12)

Operating Earnings (Loss) (1)	$(9)	$(172)	$32	$89	$(130)	$111	$(24)	$(167)	$19	$35

(1)	In Q2 2015, organizational structure changes were formalized which resulted in a revision to the Q1 2015 Operating Earnings to exclude restructuring charges incurred in the first quarter.

Encana Corporation	37	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Cash Flow and Free Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

Free Cash Flow is a non-GAAP measure defined as Cash Flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

	Nine months ended September 30		2016			2015				2014
($ millions)	2016	2015	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Cash From (Used in) Operating Activities	$426	$1,233	$186	$83	$157	$448	$453	$298	$482	$261
(Add back) deduct:
Net change in other assets and liabilities	(15)	(18)	(6)	(5)	(4)	7	(18)	7	(7)	(15)
Net change in non-cash working capital	(95)	204	(60)	(94)	59	58	100	110	(6)	(141)
Cash tax on sale of assets	-	-	-	-	-	-	-	-	-	40
Cash Flow	$536	$1,047	$252	$182	$102	$383	$371	$181	$495	$377
Deduct:
Capital investment	779	1,952	205	215	359	280	473	743	736	857
Free Cash Flow	$(243)	$(905)	$47	$(33)	$(257)	$103	$(102)	$(562)	$(241)	$(480)

Encana Corporation	38	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Upstream Operating Cash Flow, excluding Hedging

Upstream Operating Cash Flow, excluding Hedging is a non-GAAP measure that adjusts the Canadian and USA Operations revenues, net of royalties for production, mineral and other taxes, transportation and processing expense, operating expense and the impacts of realized hedging. Management monitors Upstream Operating Cash Flow, excluding Hedging as it reflects operating performance and measures the amount of cash generated from the Company’s upstream operations. Upstream Operating Cash Flow, excluding Hedging is reconciled to GAAP measures in the Results of Operations section of this MD&A. The table below totals Upstream Operating Cash Flow for Encana.

	Nine months ended September 30		2016			2015				2014
($ millions)	2016	2015	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Upstream Operating Cash Flow
Canadian Operations	$220	$784	$67	$54	$99	$204	$200	$171	$413	$341
USA Operations	764	928	307	276	181	348	331	308	289	480
	$984	$1,712	$374	$330	$280	$552	$531	$479	$702	$821
(Add back) deduct:
Realized Hedging Gain (Loss)
Canadian Operations	$122	$366	$-	$55	$67	$129	$109	$101	$156	$49
USA Operations	236	263	55	71	110	162	108	63	92	78
	$358	$629	$55	$126	$177	$291	$217	$164	$248	$127
Upstream Operating Cash Flow, excluding Hedging
Canadian Operations	$98	$418	$67	$(1)	$32	$75	$91	$70	$257	$292
USA Operations	528	665	252	205	71	186	223	245	197	402
	$626	$1,083	$319	$204	$103	$261	$314	$315	$454	$694

Operating Netback

Operating Netback is a common metric used in the oil and gas industry to measure operating performance. Operating Netbacks are calculated on a BOE basis by determining product revenues, net of royalties and deducting costs associated with delivering the product to market, including production, mineral and other taxes, transportation and processing expense and operating expense. The Operating Netback calculation is shown in the Results of Operations section of this MD&A.

Encana Corporation	39	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	September 30, 2016	December 31, 2015

Debt (1)	$4,198	$5,333

Cash Flow	919	1,430

Interest Expense, after tax	304	452

Debt Adjusted Cash Flow	$1,223	$1,882

Debt to Debt Adjusted Cash Flow	3.4x	2.8x

(1)	2015 has been restated due to the adoption of ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, as discussed in the Accounting Policies and Estimates section of this MD&A.

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, total shareholders’ equity and an equity adjustment for cumulative historical ceiling test impairments recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP.

($ millions)	September 30, 2016	December 31, 2015

Debt (1)	$4,198	$5,333

Total Shareholders’ Equity	6,232	6,167

Equity Adjustment for Impairments at December 31, 2011	7,746	7,746

Adjusted Capitalization	$18,176	$19,246

Debt to Adjusted Capitalization	23%	28%

(1)	2015 has been restated due to the adoption of ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, as discussed in the Accounting Policies and Estimates section of this MD&A.

Encana Corporation	40	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Advisory

Forward-Looking Statements

This document contains certain forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation. FLS include:

●	accelerated growth in the Core Four Assets
●	anticipated Cash Flow
●	anticipated cash and cash equivalents
●	anticipated hedging and outcomes of risk management program
●	lowering well costs and optimizing completions
●	the projections and expectation of meeting the targets contained in the Company’s 2016 corporate guidance
●	growth in long-term shareholder value
●	anticipated oil, natural gas and NGL prices
●	anticipated future cost and operating efficiencies
●	the Company’s expectation to fund its 2016 commitments and obligations from Cash Flow and cash and cash equivalents
●	managing risk, including the impact of changes to the royalty structure
●	flexibility of capital spending plans
●	estimates of reserves and resources
●	expected production and product type
●

financial flexibility and discipline, access to cash and cash equivalents and other methods of funding, the ability to meet financial obligations, manage debt and financial ratios, finance growth and compliance with financial covenants

●	level of expenditures and impact of environmental legislation and changes in laws or regulations
●	impact to Encana as a result of a downgrade to its credit rating
●	access to the Credit Facilities and shelf prospectuses
●	the declaration and payment of future dividends, if any
●	statements with respect to future ceiling test impairments
●	the continued evolution of the Company’s resource play hub model to drive greater productivity and cost efficiencies while reducing its environmental footprint
●	statements with respect to its strategic objectives
●	the adequacy of the Company’s provision for taxes and legal claims
●	anticipated proceeds and future benefits from various joint venture, partnership and other agreements
●	the possible impact and timing of accounting pronouncements, rule changes and standards

Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or results to differ materially from those expressed or implied. These assumptions include:

●	assumptions contained in the Company’s current corporate guidance
●	data contained in key modeling statistics
●	availability of attractive hedges and enforceability of risk management program
●	effectiveness of the Company’s resource play hub model to drive productivity and efficiencies
●	results from innovations
●	the expectation that counterparties will fulfill their obligations under the gathering, midstream and marketing agreements
●	access to transportation and processing facilities where Encana operates
●	enforceability of transaction agreements
●

expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, the benefits achieved and general industry expectations

Encana Corporation	41	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Risks and uncertainties that may affect these business outcomes include: the ability to generate sufficient Cash Flow to meet the Company’s obligations; risks inherent to closing announced divestitures on a timely basis or at all and adjustments that may reduce the expected proceeds and value to Encana; commodity price volatility; ability to secure adequate product transportation and potential pipeline curtailments; variability and discretion of Encana’s Board to declare and pay dividends, if any; the timing and costs of well, facilities and pipeline construction; business interruption and casualty losses or unexpected technical difficulties; counterparty and credit risk; risk and effect of a downgrade in credit rating, including below an investment-grade credit rating, and its impact on access to capital markets and other sources of liquidity; fluctuations in currency and interest rates; assumptions based upon the Company’s 2016 corporate guidance; failure to achieve anticipated results from cost and efficiency initiatives; risks inherent in marketing operations; risks associated with technology; changes in or interpretation of royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; the Company’s ability to acquire or find additional reserves; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; risks associated with past and future divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties impacting Encana’s business as described from time to time in its most recent MD&A, financial statements, AIF and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes that the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. The FLS contained in this document are made as of the date of this document and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained in this document are expressly qualified by these cautionary statements.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated November 3, 2016, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Encana Corporation	42	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Oil and Gas Information

National Instrument 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the AIF. In addition, certain disclosures have been prepared in accordance with U.S. disclosure requirements. The Company’s U.S. protocol disclosure is included in Note 27 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2015 and in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Natural Gas, Oil and NGLs Conversions

The conversion of natural gas volumes to BOE is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.

Play and Resource Play

Play is a term used by Encana which encompasses resource plays, geological formations and conventional plays. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which, when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Additional Information

Further information regarding Encana Corporation, including its AIF, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

Encana Corporation	43	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$